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11015303

KW 2/28

Mail Processing Section

FEB 18 2011

Washington, DC 110

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Pete Rose Way, Suite 127
(No. and Street)

Cincinnati (City) Ohio (State) 45203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Fedasch (513) 241-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

"CONFIDENTIAL - DO NOT PUBLISH"

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Regional Investment Services, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jerry Fedasch
Signature

President
Title

Dale W Klocke
Notary Public

NOTARIAL SEAL STATE OF OHIO

DALE W. KLOCKE
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
(xx) (m) A copy of the SIPC Supplemental Report
(xx) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Regional Investment Services, Inc.

Accountants' Report and Statement of Financial Condition

December 31, 2010

BKD LLP
CPAs & Advisors

312 Walnut Street, Suite 3000
Cincinnati, OH 45202-4025
513.621.8300 Fax 513.621.8345 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Regional Investment Services, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Regional Investment Services, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Regional Investment Services, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 7, 2011

Regional Investment Services, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	35,100
Commissions receivable		8,030
Prepaid expenses		1,365
	$	44,495

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	5,171
Federal and state income taxes payable		354
Total liabilities		5,525
Stockholder's Equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding		12,000
Retained earnings		26,970
Total stockholder's equity		38,970
	$	44,495

Regional Investment Services, Inc.
Notes to Financial Statement
December 31, 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Regional Investment Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable consist mainly of amounts earned in December from mutual fund companies. Commissions receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Revenue Recognition

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. There were no deferred income tax assets or liabilities at December 31, 2010. The Company files income tax returns in the U.S. Federal Jurisdiction. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2007.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010 the Company had net capital of $34,746 which exceeded the minimum required amount by $29,746; and the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

REGIONAL INVESTMENT SERVICES, INC.

SEC Mail Processing
Section

FEB 18 2011

Washington, DC
110

February 15, 2011

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

As required by SEC Rule 17a-5(d)(1)(i) enclosed please find 2 copies of the Form X-17A-5 along with our Accountants' Report & Statement of Financial Condition for the period beginning 01/01/10 and ending 12/31/10.

Sincerely,

Jerry Fedasch

Jerry Fedasch
President

JF:dlb

Enc.

700 West Pete Rose Way, Ste. #127
Cincinnati, OH 45203
513-241-5555
513-721-3322 (fax)